Exhibit 99.1

Harry Winston Enters Option Agreement with North Arrow and Springbok Holdings for Lac de Gras Diamond Project

TORONTO, Sept. 6, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX: HW) (NYSE: HWD) is pleased to announce that Harry Winston Diamond Mines Ltd. and its wholly owned subsidiary 6355137 Canada Inc. (collectively "Harry Winston") have entered into an option agreement with North Arrow Minerals Inc.("North Arrow") and Springbok Holdings Inc., ("Springbok") in regards to their Lac de Gras properties in the Northwest Territories. Harry Winston is the 40% owner of the adjoining Diavik Diamond Mine, which commenced production in 2003.

Harry Winston's Lac de Gras property covers 226,000 acres and is contiguous with property held by North Arrow that covers over 81,000 acres. Under the terms of the agreement, the two properties collectively will form a "joint venture property".  In order for the option to vest, Harry Winston is to carry out exploration on the joint venture property, making expenditures of at least $5,000,000 over a five year period.  Upon vesting, a joint venture will be formed, in which Harry Winston will hold a 55% interest, and North Arrow and Springbok will equally share a 45% interest, in the entire joint venture property.

The joint venture property forms a very large, contiguous block located within the prolific Lac de Gras diamondiferous kimberlite field in Canada's Northwest Territories, home to some of the richest diamond deposits in the world. The joint venture property directly adjoins the mineral leases that host the Diavik Diamond Mine, located only 10 km to the north and the Ekati diamond mine is located within 40 km to the northwest. The trend line defined by Diavik's mine project kimberlites runs directly through the centre of the joint venture property, while the trend line defined by Ekati's mine project kimberlites crosses the western portion of the joint venture property.

Previous exploration has been carried out on portions of the joint venture property, but traditional surface till sampling for kimberlite mineral indicator trains has been hampered by thick glacial till cover in the project area. A systematic basal till sampling program will be initiated by Harry Winston in early 2012, in which a track mounted reverse circulation drill will be used to sample a complete till column and reach basal till not accessed by previous sampling.

Chairman and CEO Robert Gannicott commented: "It is with special pleasure that Harry Winston begins its own exploration initiative with a joint project with Gren Thomas who was central to the Diavik discovery and early development. Earlier exploration on the joint property now being explored was confined to surface sampling before the quarternary sediments were properly understood. We now have the benefit of better understanding to properly explore this attractive acreage directly on trend from some of the world's richest diamond ore bodies."

The Option Agreement is subject to customary conditions, including regulatory and Exchange approval.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Contacts:
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or
lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or
kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:54e 06-SEP-11